Mail Stop 6010

September 14, 2006

Mr. Stephen L. Rohde
President
Premier Indemnity Holding Company
3001 N. Rocky Point Dr. – Suite 200
Tampa, Florida 33607

Re: Premier Indemnity Holding Company
Amendment No. 6 to Form SB-2 Registration Statement filed September 12, 2006
File No. 333-132482

Dear Mr. Rohde:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business – page 23

The Company – page 23

Continuing Challenges of Hurricanes – page 25

1.   We note the revised disclosure on pages 25-26. Please further revise the disclosure to explain how Demotech is compensated for the ratings it provides. If you will pay Demotech for the rating, disclose how much you will pay.

General

2.   Prior to requesting acceleration of effectiveness, please amend your filing to include an updated consent report from your independent accountants.

Balance Sheet as of June 30, 2006 (Unaudited), page F-2

3.   We acknowledge your response to comment 4 of our letter dated August 21, 2006 and again reissue our comment. Please revise your balance sheet to correctly reflect the par value of your common stock as $0.0001/share, as indicated on page 45. Please also revise your December 31, 2005 balance sheet on page F-15 accordingly.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Amy Bruckner at 202-551-3657 or Joseph Roesler at 202-551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: William M. Aul, Esq.
        7676 Hazard Center Drive – Suite 500
        San Diego, CA 92108